Exhibit 99.77C
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Sub-Item 77C:  Submission of matters to a vote of security holders


A special meeting of the shareholders of the MurphyMorris ETF Fund ("MurphyMorris Fund"), a series of the MurphyMorris Investment Trust ("Trust"), was held at the offices of NC Shareholder Services, LLC, in Rocky Mount, North Carolina, on Friday, May 13, 2005, at 4:00 p.m. Eastern Time, as adjourned.

At this special meeting, the shareholders voted on the following item:

     To approve a proposed Agreement and Plan of Reorganization between the Trust, on behalf of the MurphyMorris Fund, and the PMFM Investment Trust on behalf of one of its series, the PMFM Core Advantage Portfolio Trust ("PMFM Fund"), whereby (i) the PMFM Fund would acquire all of the assets of the MurphyMorris Fund in exchange solely for shares of beneficial interest in the PMFM Fund and the assumption of all liabilities of the MurphyMorris Fund and (ii) the MurphyMorris Fund would be subsequently liquidated.

The shareholders of the Trust entitled to vote at the special meeting voted as follows on this item:

           Votes For                    Votes Against                  Abstain
           ---------                    -------------                  -------
          811,276.404                     7,065.146                    328.000